                                 BRAUN & COMPANY
                           ---------------------------
                           BARRISTERS AND SOLICITORS**


Thomas A. Braun, B.A., LL.B., LL. M.*

May 23, 2005




By Fax



Jay Webb
Reviewing Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549


RE:      MIV THERAPEUTICS, INC.
         FILE NUMBER 000-30453
         FORM 10-KSB FOR THE FISCAL YEAR ENDED MAY 31, 2004
         FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED AUGUST 31, 2004 FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED NOVEMBER 30, 2004


Dear Mr. Webb:

Thank you for your letter dated April 20, 2005. I am responding on behalf of my client, MIV Therapeutics, Inc. We have reviewed your suggestions and taken the time to seriously consider your remarks. Pursuant to your comments we have amended certain information on the Forms listed above and will do our best to ensure that future filings include the information you suggest.

MIV Therapeutics, Inc. acknowledges that, as the registrant, it is responsible for the adequacy and accuracy of the disclosures in its filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below, we stated our responses to your comments. We have also attached marked up copies of the sections of our filings that we will file in amended Forms on the same day that we file this response.

Form 10-KSB for the fiscal year ended: May 31, 2004
---------------------------------------------------

1. We will file a revised form 10-KSB for the fiscal year ended: May 31, 2004 to include information relating to controls and procedures required by Item 8A of Form 10-KSB

Form 10-KSB for the fiscal year ended: May 31, 2004
---------------------------------------------------

Financial Statements - Page F-1

2. The Financial Statements have been revised to present audited financial information for the cumulative data presented.

3. The auditor's report has been revised by Morgan & Company to reference "the standards of the Public Company Accounting Oversight Board (United Sates)".

Consolidated Statement of Operations - Page F-9

4. The $503,428 of "Impairment of Intangible Asset" has been reclassified as an operating expense under "Purchased In-Process Research and Development". Please see the revised financial statements enclosed.

Recapitalization - Page F-11

5. The transaction is accounted for by the purchase method in accordance with FASB No. 141 "Business Combinations". In accordance with EITF 99-12 "Determination of the measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination", the share price used to determine the purchase price for accounting purposes was based on the average closing market price of the Company's common stock for the 7 trading days, which includes the 3 trading days before and after the acquisition was agreed and the shares were exchanged on - June 18, 2003.

Form 10-QSB for the quarterly period ended August 31, 2004 and Form 10-QSB for
------------------------------------------------------------------------------
the quarterly period ended November 30, 2004
--------------------------------------------

6. We will file revised form 10-QSBs for the quarterly periods ended August 31, 2004 and November 30, 2004 to include amended certifications that will be in the exact form prescribed in Item 601 (b)(31) of Regulation S-B.

7. We will file revised form 10-QSBs for the quarterly periods ended August 31, 2004 and November 30, 2004 to amend the disclosure relating to Controls and Procedures in the manner you suggest.

8. We will file revised form 10-QSBs for the quarterly periods ended August 31, 2004 and November 30, 2004 to amend the disclosure relating to Controls and Procedures in the manner you suggest.

Yours very truly,

BRAUN & COMPANY per:



Thomas A. Braun
Encl.


cc: Pat McGowan
     CFO
     MIV Therapeutics, Inc.
     Fax: (604) 301-9546

               MIV THERAPEUTICS INC.
               (A development stage company)

               Consolidated Financial Statements

               May 31, 2004






               INDEX
               -----

               Report of Independent Registered Public Accounting Firm       F-2
               Consolidated Balance Sheets                                   F-4
               Consolidated Statements of Stockholders' Equity               F-5
               Consolidated Statements of Operations                         F-9
               Consolidated Statements of Cash Flows                        F-10
               Notes to Consolidated Financial Statements                   F-11

                         [MORGAN & COMPANY LETTERHEAD]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




To the Board of Directors and Stockholders of MIV Therapeutics Inc.
(A Development Stage Company)

We have audited the consolidated balance sheet of MIV Therapeutics Inc. (a development stage company) as at May 31, 2003 and 2002, and the related consolidated statements of operations, cash flows, and stockholders' equity for the years ended May 31, 2003 and 2002, and the cumulative data from January 20, 1999 (date of inception) to May 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Company's financial statements for the period from January 20, 1999 (date of inception) to May 31, 2001 were audited by other auditors whose report, dated November 13, 2001, expressed an unqualified opinion, has been furnished to us. Our opinion, in so far as it relates to the amounts included for cumulative data from January 20, 1999 (date of inception) to May 31, 2001, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of MIV Therapeutics Inc. as of May 31, 2003 and 2002, and the results of their operations and its cash flows for the years ended May 31, 2003 and 2002, and the cumulative data from January 20, 1999 (date of inception) to May 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that MIV Therapeutics Inc. will continue as a going concern. As discussed in
Note 2 to the consolidated financial statements, MIV Therapeutics Inc. has suffered losses from operations and has a working capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Vancouver, Canada                                             "Morgan & Company"

July 29, 2003                                              Chartered Accountants

MOORE STEPHENS ELLIS FOSTER LTD.
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
Website:  www.ellisfoster.com

--------------------------------------------------------------------------------


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

MIV THERAPEUTICS INC.
(A development stage company)

We have audited the consolidated balance sheet of MIV THERAPEUTICS INC. (a development stage company) ("the Company") as at May 31, 2004 and the related consolidated statements of stockholders' equity, operations and cash flows for the year ended May 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the cumulative data from January 20, 1999 (inception) to May 31, 2003 in the statements of stockholders' equity, operations and cash flows, which were audited by other auditors whose report, dated July 29, 2003, which expressed an unqualified opinion, has been furnished to us. Our opinion, insofar as it relates to the amounts included for cumulative data from January 20, 1999 (inception) to May 31, 2003, is based solely on the report of the other auditors.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage company since inception on January 20, 1999 and has incurred significant recurring net losses since then resulting in a substantial accumulated deficit, which raise substantial doubt about its ability to continue as a going concern. The Company is devoting substantially all of its present efforts in establishing its business. Management's plans regarding the matters that raise substantial doubt about the Company's ability to continue as a going concern are also disclosed in Note 2 to the financial statements. The ability to meet its future financing requirements and the success of future operations cannot be determined at this time. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Vancouver, Canada                             "MOORE STEPHENS ELLIS FOSTER LTD."
July 7, 2004                                         Chartered Accountants





--------------------------------------------------------------------------------
MSAN INDEPENDENTLY OWNED AND OPERATED MEMBER OF MOORE STEPHENS NORTH AMERICA, INC. MEMBERS IN PRINCIPAL CITIES THROUGHOUT NORTH AMERICA. MOORE STEPHENS NORTH AMERICA, INC. IS A MEMBER OF MOORE STEPHENS INTERNATIONAL LIMITED, MEMBERS IN PRINCIPAL CITIES THROUGHOUT THE WORLD.

MIV THERAPEUTICS INC.
(A development stage company)

Consolidated Balance Sheets
May 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
-----------------------------------------------------------------------------------------------
                                                                      2004            2003
-----------------------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
  Cash and cash equivalents                                       $  2,034,530    $     11,614
  Other receivable                                                      13,336         165,485
  Prepaid expenses and deposits                                        254,659          46,819
-----------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                                 2,302,525         223,918

INVESTMENT, at cost (Note 4)                                                --          50,000

PROPERTY AND EQUIPMENT, net (Note 7)                                   177,549         312,179
-----------------------------------------------------------------------------------------------

TOTAL ASSETS                                                      $  2,480,074    $    586,097
===============================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

CURRENT LIABILITIES
  Accounts payable                                                $    170,871    $    448,959
  Due to related parties (Note 9)                                       13,585         136,983
-----------------------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                                              184,456         585,942

LOAN PAYABLE (Note 5)                                                       --         500,000
-----------------------------------------------------------------------------------------------

TOTAL LIABILITIES                                                      184,456       1,085,942
-----------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY

COMMON STOCK (Note 8)
  Authorized:
         80,000,000 common shares with a par value of $0.001
         20,000,000 preferred shares with a par value of $0.001
  Issued and outstanding:
         40,092,993 common shares at May 31, 2004 and
         24,577,047 common shares at May 31, 2003                       40,093          24,577

ADDITIONAL PAID-IN CAPITAL                                          15,040,147       9,403,308

WARRANTS                                                             2,992,095       2,093,760

DEFERRED COMPENSATION                                                 (190,375)        (48,649)

COMMON STOCK ISSUABLE                                                       --          31,244

DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE                   (15,424,227)    (11,952,336)

ACCUMULATED OTHER COMPREHENSIVE INCOME                                (162,115)        (51,749)
-----------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY (DEFICIENCY)                              2,295,618        (499,845)
-----------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $  2,480,074    $    586,097
===============================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

MIV THERAPEUTICS INC.
(A development stage company)

Consolidated Statements of Stockholders' Equity
For the Period from Inception (January 20, 1999) to May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
------------------------------------------------------------------------------------------------------------------



                                                 Common Stock            Additional                      Deferred
                                         ----------------------------     Paid-in                        Compen-
                                             Shares           Amount      Capital        Warrants        sation
------------------------------------------------------------------------------------------------------------------
                                                            $           $              $               $
BALANCE, January 20, 1999                          --             --             --             --             --
Issuance of common stock for cash          12,217,140         12,217        920,826             --             --
Common shares issuable pursuant
   to anti-dilution provision                      --             --             --             --             --
Comprehensive income (loss)
  Loss for the period                              --             --             --             --             --
------------------------------------------------------------------------------------------------------------------

BALANCE, May 31, 1999                      12,217,140         12,217        920,826             --             --
Issuance of common stock:                          --
- for cash                                    828,350            828        435,598        257,794             --
- for services                                420,000            420        287,700             --             --
- for settlement of agreement                  99,500            100         68,157             --             --
Common shares issuable pursuant
   to anti-dilution provision                      --             --             --             --             --
Subscriptions received                             --             --             --             --             --
Stock options granted                              --             --         54,600             --        (54,600)
Amortization of stock-based
  Compensation                                     --             --             --             --         23,780
Comprehensive income (loss)
  Loss for the year                                --             --             --             --             --
Foreign currency translation                       --             --             --             --             --
adjustment
------------------------------------------------------------------------------------------------------------------

BALANCE, May 31, 2000                      13,564,990         13,565      1,766,881        257,794        (30,820)
------------------------------------------------------------------------------------------------------------------
                                                                                                       (CONTINUED)

---------------------------------------------------------------------------------------------------
                                                                     Accumulated
                                                          Other       Deficit
                                                          Compre-    Accumulated         Total
                                          Common          hensive      During            Stock-
                                          Stock           Income     Development         holders'
                                         Issuable         (Loss)        Stage            Equity
---------------------------------------------------------------------------------------------------
                                         $              $           $                  $
BALANCE, January 20, 1999                       --             --             --                --
Issuance of common stock for cash               --             --             --           933,043
Common shares issuable pursuant
   to anti-dilution provision               45,676             --             --            45,676
Comprehensive income (loss)
  Loss for the period                           --             --       (179,544)         (179,544)
---------------------------------------------------------------------------------------------------

BALANCE, May 31, 1999                       45,676             --       (179,544)          799,175
Issuance of common stock:
- for cash                                      --             --             --           694,220
- for services                                  --             --             --           288,120
- for settlement of agreement                   --             --             --            68,257
Common shares issuable pursuant
   to anti-dilution provision              210,487             --             --           210,487
Subscriptions received                     249,800             --             --           249,800
Stock options granted                           --             --             --                --
Amortization of stock-based
  Compensation                                  --             --             --            23,780
Comprehensive income (loss)
  Loss for the year                             --             --     (1,602,492)       (1,602,492)
Foreign currency translation                    --           (731)            --              (731)
adjustment
---------------------------------------------------------------------------------------------------

BALANCE, May 31, 2000                      505,963           (731)    (1,782,036)          730,616
---------------------------------------------------------------------------------------------------

                                                              F-5


MIV THERAPEUTICS INC.
(A development stage company)

Consolidated Statements of Stockholders' Equity
For the Period from Inception (January 20, 1999) to May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
------------------------------------------------------------------------------------------------------------------
                                                 Common Stock            Additional                      Deferred
                                         ----------------------------     Paid-in                        Compen-
                                             Shares           Amount      Capital        Warrants        sation
------------------------------------------------------------------------------------------------------------------
                                                            $           $              $               $
BALANCE, May 31, 2000                      13,564,990         13,565      1,766,881        257,794        (30,820)
Issuance of common stock:
- for cash                                  1,865,000          1,865      1,119,743        540,492             --
- for settlement of agreement                  62,000             62         42,470             --             --
- for conversion of subscription
    Receivable                                269,800            270        164,813         84,717             --
Common shares issuable                             --             --             --             --             --
Subscriptions received                             --             --             --             --             --
Stock options granted                              --             --        112,600             --             --
Common shares issuable pursuant
   to anti-dilution provision                      --             --             --             --             --
Amortization of stock-based
  Compensation                                     --             --             --             --         20,183
Beneficial conversion on related
   party loan                                      --             --        850,000             --             --
Comprehensive income (loss)
  Loss for the year                                --             --             --             --             --
Foreign currency translation adjustment            --             --             --             --             --
------------------------------------------------------------------------------------------------------------------

Balance prior to recapitalization          15,761,790         15,762      4,056,507        883,003        (10,637)
Minority interest of M-I Vascular
  Innovations, Inc.                        (6,751,790)        (6,752)    (1,792,374)      (113,776)            --
------------------------------------------------------------------------------------------------------------------

Total relating to final M-I Vascular
  Innovations, Inc., May 15, 2001           9,010,000          9,010      2,264,133        769,227        (10,637)
DBS Holdings, Inc. (MIV Therapeutics,
  Inc.) shareholders at May 15, 2001       11,085,500         11,086        150,104             --             --
Share redemption pursuant to share
  exchange and financial agreement         (5,500,000)        (5,500)      (150,104)            --             --
Subscriptions received                             --             --             --             --             --
------------------------------------------------------------------------------------------------------------------

BALANCE, May 31, 2001                      14,595,500         14,596      2,264,133        769,227        (10,637)
------------------------------------------------------------------------------------------------------------------
                                                                                                       (CONTINUED)

---------------------------------------------------------------------------------------------------
                                                                     Accumulated
                                                           Other       Deficit
                                                          Compre-    Accumulated         Total
                                          Common          hensive      During            Stock-
                                          Stock           Income     Development         holders'
                                         Issuable         (Loss)        Stage            Equity
---------------------------------------------------------------------------------------------------
                                         $              $           $                  $
BALANCE, May 31, 2000                      505,963           (731)    (1,782,036)          730,616
Issuance of common stock:
- for cash                                      --             --             --         1,662,100
- for settlement of agreement                   --             --             --            42,532
- for conversion of subscription
    Receivable                            (249,800)            --             --                --
Common shares issuable                      53,100             --             --            53,100
Subscriptions received                      57,825             --             --            57,825
Stock options granted                           --             --             --           112,600
Common shares issuable pursuant
   to anti-dilution provision               25,147             --             --            25,147
Amortization of stock-based
  Compensation                                  --             --             --            20,183
Beneficial conversion on related
   party loan                                   --             --             --           850,000
Comprehensive income (loss)
  Loss for the year                             --             --     (3,911,601)       (3,911,601)
Foreign currency translation adjustment         --         30,027             --            30,027
---------------------------------------------------------------------------------------------------

Balance prior to recapitalization          392,235         29,296     (5,693,637)         (327,471)
Minority interest of M-I Vascular
  Innovations, Inc.                       (392,235)            --      1,744,526          (560,611)
---------------------------------------------------------------------------------------------------

Total relating to final M-I Vascular
  Innovations, Inc., May 15, 2001               --         29,296     (3,949,111)         (888,082)
DBS Holdings, Inc. (MIV Therapeutics,
  Inc.) shareholders at May 15, 2001            --             --       (193,910)          (32,720)
Share redemption pursuant to share
  exchange and financial agreement              --             --        (64,396)         (220,000)
Subscriptions received                   1,070,000             --             --         1,070,000
---------------------------------------------------------------------------------------------------

BALANCE, May 31, 2001                    1,070,000         29,296     (4,207,417)          (70,802)
---------------------------------------------------------------------------------------------------

                                                              F-6


MIV THERAPEUTICS INC.
(A development stage company)

Consolidated Statements of Stockholders' Equity
For the Period from Inception (January 20, 1999) to May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
------------------------------------------------------------------------------------------------------------------



                                                 Common Stock            Additional                      Deferred
                                         ----------------------------     Paid-in                        Compen-
                                             Shares           Amount      Capital        Warrants        sation
------------------------------------------------------------------------------------------------------------------
                                                            $           $              $               $
BALANCE, May 31, 2001                      14,595,500         14,596      2,264,133        769,227        (10,637)
Issuance of cmmon stock:
- for subscription received                   713,333            713      1,015,110         54,177             --
- for cash                                     35,000             35         51,774            691             --
- for settlement of related party loan      1,133,333          1,133        522,599        326,268             --
- for finders' fees                           113,334            113        236,755             --             --
- for services rendered                        75,000             75        164,925             --             --
Stock option granted                               --             --      2,552,073             --       (322,439)
Expiration of warrants                             --             --         54,868        (54,868)            --
Amortization of stock-based
  compensation                                     --             --             --             --        248,331
Subscriptions received                             --             --             --             --             --
Comprehensive income (loss)
  Loss for the year                                --             --             --             --             --
Foreign currency translation adjustment            --             --             --             --             --
------------------------------------------------------------------------------------------------------------------

BALANCE, May 31, 2002                      16,665,500         16,665      6,862,237      1,095,495        (84,745)
Issuance of common stock:
- for cash                                  2,452,523          2,453        649,251        243,054             --
- for services rendered                     1,789,777          1,790        538,251             --        (13,333)
- for license fee                             750,000            750        186,750         61,927             --
- for subscriptions received                  640,165            640        193,499             --             --
- for settlement of debt                      235,294            235        110,600             --             --
- in exchange of MI shares                  2,043,788          2,044        639,299             --             --
Stock option granted                               --             --        257,032             --         (5,975)
Subscriptions received                             --             --             --             --             --
Warrants issued for services                       --             --             --        659,673        (29,341)
M-I warrants exchanged                             --             --        (33,611)        33,611             --
Amortization of stock-based                        --
  compensation                                     --             --             --             --         84,745
Foreign currency translation adjustment            --             --             --             --             --
Loss for the year                                  --             --             --             --             --
------------------------------------------------------------------------------------------------------------------

BALANCE, May 31, 2003                      24,577,047         24,577      9,403,308      2,093,760        (48,649)
------------------------------------------------------------------------------------------------------------------
                                                                                                       (CONTINUED)

---------------------------------------------------------------------------------------------------
                                                                     Accumulated
                                                          Other       Deficit
                                                          Compre-    Accumulated         Total
                                          Common          hensive      During            Stock-
                                          Stock           Income     Development         holders'
                                         Issuable         (Loss)        Stage            Equity
---------------------------------------------------------------------------------------------------
                                         $              $           $                  $
BALANCE, May 31, 2001                    1,070,000         29,296     (4,207,417)          (70,802)
Issuance of cmmon stock:
- for subscription received              1,070,000)            --             --                --
- for cash                                      --             --             --            52,500
- for settlement of related party loan          --             --             --           850,000
- for finders' fees                             --             --             --           236,868
- for services rendered                         --             --             --           165,000
Stock option granted                            --             --             --         2,229,634
Expiration of warrants                          --             --             --                --
Amortization of stock-based
  compensation                                  --             --             --           248,331
Subscriptions received                     256,066             --             --           256,066
Comprehensive income (loss)
  Loss for the year                             --             --     (3,929,466)       (3,929,466)
Foreign currency translation adjustment         --        (56,211)            --           (56,211)
---------------------------------------------------------------------------------------------------

BALANCE, May 31, 2002                      256,066        (26,915)    (8,136,883)          (18,080)
Issuance of common stock:
- for cash                                      --             --             --           894,758
- for services rendered                         --             --             --           526,708
- for license fee                               --             --             --           249,427
- for subscriptions received              (256,066)            --             --           (61,927)
- for settlement of debt                        --             --             --           110,835
- in exchange of MI shares                      --             --       (642,042)             (699)
Stock option granted                            --             --             --           251,057
Subscriptions received                      31,244             --             --            31,244
Warrants issued for services                    --             --             --           630,332
M-I warrants exchanged                          --             --             --                --
Amortization of stock-based
  compensation                                  --             --             --            84,745
Foreign currency translation adjustment         --        (24,834)            --           (24,834)
Loss for the year                               --             --     (3,173,411)       (3,173,411)
---------------------------------------------------------------------------------------------------

BALANCE, May 31, 2003                       31,244        (51,749)   (11,952,336)         (499,845)
---------------------------------------------------------------------------------------------------

                                                              F-7


MIV THERAPEUTICS INC.
(A development stage company)

Consolidated Statements of Stockholders' Equity
For the Period from Inception (January 20, 1999) to May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
------------------------------------------------------------------------------------------------------------------



                                                 Common Stock            Additional                      Deferred
                                         ----------------------------     Paid-in                        Compen-
                                             Shares           Amount      Capital        Warrants        sation
------------------------------------------------------------------------------------------------------------------
                                                            $           $              $               $
BALANCE, May 31, 2003                      24,577,047         24,577      9,403,308      2,093,760        (48,649)
Issuance of common stock:
- for private placements and
    subscriptions                           9,423,079          9,423      1,531,890      2,026,549             --
- for services                              2,394,456          2,395      1,145,731             --       (525,750)
- for settlement of debt                      100,000            100         11,900             --             --
- in exchange of MI shares                  1,398,411          1,398        502,030             --             --
- for warrants exercised                    2,100,000          2,100        960,637       (551,737)            --
- for options exercised                       100,000            100         33,400             --             --
Stock option granted to consultants                --             --         59,976             --             --
issued warrants for services                       --             --             --        814,798       (505,938)
Warrants expired                                   --             --      1,391,275     (1,391,275)            --
Amortization of deferred compensation              --             --             --             --        889,962
Foreign currency translation adjustment            --             --             --             --             --
Loss for the year                                  --             --             --             --             --
------------------------------------------------------------------------------------------------------------------

BALANCE, May 31, 2004                      40,092,993         40,093     15,040,147      2,992,095       (190,375)
==================================================================================================================

                                                                                                       (CONTINUED)

---------------------------------------------------------------------------------------------------
                                                                     Accumulated
                                                          Other       Deficit
                                                          Compre-    Accumulated         Total
                                          Common          hensive      During            Stock-
                                          Stock           Income     Development         holders'
                                         Issuable         (Loss)        Stage            Equity
---------------------------------------------------------------------------------------------------
                                         $              $           $                  $
BALANCE, May 31, 2003                       31,244        (51,749)   (11,952,336)         (499,845)
Issuance of common stock:
- for private placements and
    subscriptions                          (31,244)            --             --         3,536,618
- for services                                  --             --             --           622,376
- for settlement of debt                        --             --             --            12,000
- in exchange of MI shares                      --             --             --           503,428
- for warrants exercised                        --             --             --           411,000
- for options exercised                         --             --             --            33,500
Stock option granted to consultants             --             --             --            59,976
issued warrants for services                    --             --             --           308,860
Warrants expired                                --             --             --                --
Amortization of deferred compensation           --             --             --           889,962
Foreign currency translation adjustment         --       (110,366)            --          (110,366)
Loss for the year                               --             --     (3,471,891)       (3,471,891)
---------------------------------------------------------------------------------------------------

BALANCE, May 31, 2004                           --       (162,115)   (15,424,227)        2,295,618
===================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                              F-8


MIV THERAPEUTICS INC.
(A development stage company)

Consolidated Statements of Operations
Years Ended May 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
-----------------------------------------------------------------------------------------------
                                                     Cumulated
                                                       from
                                                     inception
                                                    (January 20
                                                     1999) to
                                                      May 31
                                                       2004            2004            2003
-----------------------------------------------------------------------------------------------

EXPENSES
  General and administrative (Note 12)            $  8,083,955    $  2,590,779    $  1,762,692
  Stock-based compensation                           3,486,641          59,976          84,745
  Research and development                           3,398,539         709,003         682,015
  Depreciation                                         578,289         146,783         151,850
  Interest expense                                     879,683           3,876          22,603
  Licenses acquired charged to operations              479,780              --         479,780
  Purchased in-process research and development        503,428         503,428              --
-----------------------------------------------------------------------------------------------

                                                    17,410,315       4,013,845       3,183,685
-----------------------------------------------------------------------------------------------

LOSS FROM OPERATIONS                               (17,410,315)     (4,013,845)     (3,183,685)

GAIN ON EXTINGUISHMENT OF DEBT                         462,249         462,249              --

INTEREST INCOME                                         49,767              --              --

GAIN ON FOREIGN EXCHANGE                                68,585          79,705           9,576
-----------------------------------------------------------------------------------------------

LOSS FOR THE YEAR BEFORE MINORITY INTEREST         (16,829,714)     (3,471,891)     (3,174,109)

MINORITY INTEREST SHARE OF LOSS                      1,663,794              --             699
-----------------------------------------------------------------------------------------------

NET LOSS FOR THE YEAR                             $(15,165,920)   $ (3,471,891)   $ (3,173,410)
===============================================================================================

LOSS PER COMMON SHARE
  - basic and diluted                                       --    $      (0.11)   $      (0.17)
===============================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING
  - basic and diluted                                       --      31,024,826      19,198,962
===============================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                      F-9

MIV THERAPEUTICS INC.
(A development stage company)

Consolidated Statements of Cash Flows
Years Ended May 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)

--------------------------------------------------------------------------------------------------------
                                                             Cumulated
                                                               from
                                                             inception
                                                            (January 20
                                                             1999) to
                                                              May 31
                                                                2004            2004            2003
--------------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
  Net loss for the year                                    $(15,165,920)   $ (3,471,891)   $ (3,173,410)
  Adjustments to reconcile loss to
    net cash used in operating activities:
    - stock-based compensation                                4,653,587         949,938          84,745
    - stock issued for other than cash                        2,689,643         943,235       1,595,597
    - interest expense on related party loan                    850,000              --              --
    - depreciation                                              578,289         146,783         151,850
    - leasehold improvements written down                        13,300              --              --
    - purchased in-process research and development             503,428         503,428              --
    - intangible assets impairment                              150,000              --         150,000
    - gain on extinguishment of debt                           (462,249)       (462,249)             --
    - provision for bad debt                                    160,000         160,000              --
    - minority interest                                      (1,663,794)             --            (699)
  Changes in non-cash working capital items:
    - other receivable                                         (173,587)         (7,946)         (1,602)
    - prepaid expenses and deposits                            (255,217)       (207,719)        (24,885)
    - accounts payable                                          193,725        (279,851)       (112,604)
--------------------------------------------------------------------------------------------------------
Net cash used in operating activities                        (7,928,795)     (1,726,272)     (1,331,008)
--------------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
  Issuance of common stock and warrants for
    cash, less share issuance costs                           8,532,018       3,981,118         894,758
  Due to related parties                                        863,585        (123,398)        (27,151)
  Cash acquired in reverse acquisition                           13,824              --              --
  Subscriptions received                                      1,357,310              --          31,244
  Common stock redemption                                      (120,000)             --              --
  Loan payable                                                  500,000              --         500,000
--------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                    11,146,737       3,857,720       1,398,851
--------------------------------------------------------------------------------------------------------

CASH FLOWS USED IN INVESTING ACTIVITIES
  Acquisition of license                                       (200,000)             --              --
  Purchase of plant and equipment                              (778,981)        (17,078)        (35,931)
--------------------------------------------------------------------------------------------------------
Net cash used in investing activities                          (978,981)        (17,078)        (35,931)
--------------------------------------------------------------------------------------------------------
FOREIGN EXCHANGE EFFECT ON CASH                                (204,431)        (91,454)        (24,834)
--------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                         2,034,530       2,022,916           7,078
CASH AND CASH EQUIVALENTS, beginning of year                         --          11,614           4,536
--------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of year                     $  2,034,530    $  2,034,530    $     11,614
========================================================================================================

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES
  Debt settlement                                                    --    $    474,249    $    110,835
  Shares issued for service                                          --       1,148,125         540,041
  Warrants issued for service                                        --         814,798         659,673
  Subscriptions received                                             --              --        (256,066)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      F-10

MIV THERAPEUTICS INC.
(A development stage company)

Notes to Financial Statements
Year Ended May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


1.       ORGANIZATION AND NATURE OF OPERATIONS

         MIV Therapeutics Inc. (the "Company") is a development stage company involved in the research, manufacture and development of bio-compatible stent coatings for implantable medical devices and drug-delivery technologies.

         Recapitalization

         On April 25, 2001, the Company executed a Share Exchange and Finance Agreement ("Agreement") with M-I Vascular Innovations, Inc. ("M-I") which is a development stage company incorporated in Delaware. The main business of the Company prior to April 25, 2001 was its InvestorService.com website. This business ceased operations as of April 25, 2001 and, at the time of the Agreement, the Company was a non-operating public company.

         The Agreement closed effective as of May 15, 2001. As a consequence, control of the Company shifted from the shareholders of the Company to the founders of M-I. The change of control resulted from the combined effect of (I) a redemption of 5,500,000 of the common shares of the Company, and (ii) the issuance of 9,010,000 common shares by the Company in a one-for-one exchange for the shares of M-I held by its shareholders. As a result, the former shareholders of M-I obtained a majority interest in the Company.

         As the Company was a non-operating public company, the share exchange has been accounted for as a recapitalization of M-I and an issuance of shares by M-I to the shareholders of the Company. On May 15, 2001, the Company had total assets of $13,824 and total liabilities of $46,544. As the total liabilities exceeded total assets by $32,720, the excess of liabilities over assets over the par value of the stock related to the Company's shareholders was charged to deficit as if a distribution was made to the Company's shareholders. As 43% of the M-I shareholders did not tender their shares in the combination, those interests represent a minority interest in the legal subsidiary. Accordingly, 6,751,790 common shares related to the minority interest were removed from the number of shares outstanding as at May 15, 2001 along with the par value value of such shares, a pro-rate amount from additional paid-in capital and, as the Company has a shareholders' deficiency, an amount from deficit to the extent of the amount removed from common stock and additional paid-in capital. In addition, shares issuable to certain subscribers were reflected as a minority interest. Any such offer will be accounted for as a step purchase.

         Pursuant to the terms of the Agreement, warrants held by shareholders who agreed to exchange their common shares for the Company's common shares were deemed to be exchanged for warrants in the Company. The value of warrants held by shareholders who did not agree to exchange their shares was allocated to minority interest. In addition, the value of compensatory stock options issued by the Company to employees and other non-shareholders and the value relating to common shares issuable in M-I have also been allocated to minority interest.

MIV THERAPEUTICS INC.
(A development stage company)

Notes to Financial Statements
Year Ended May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


1.       ORGANIZATION AND NATURE OF OPERATIONS (continued)

         In connection with the Agreement, the Company issued 2,043,788 common shares during the year ended May 31, 2003. The shares of the Company were exchanged on a one-for-one basis for share of M-I. Accordingly, 2,043,788 common shares were added to the number of shares outstanding along with the par value of such shares, a pro-rated amount to additional paid-in capital and as the Company has a shareholders' deficiency, an amount to deficit to the extent of the amount added to common stock and additional paid-in capital.

         In fiscal year ended May 31, 2004, the Company issued 1,398,411 common shares in exchange on a one-for-one basis for shares of M-I. The exchange was accounted for using the step purchase method and accordingly the purchase price of $503,428, being the fair market value of the Company's shares at the time of exchange, was allocated to in process research and development. This amount was written off in 2004 in accordance with FASB Interpretation No. 4, "APPLICABILITY OF FASB NO. 2 TO BUSINESS COMBINATIONS ACCOUNTED FOR BY THE PURCHASE METHOD".

2.       GOING CONCERN

         Since inception, the Company has suffered recurring losses, totalling $15,165,920 as of May 31, 2004. The Company has funded its operations through the issuance of common stock, and through related party loans, in order to meet its strategic objectives. The Company anticipates that losses will continue until such time, if ever, as the Company is able to generate sufficient revenues to support its operations. The Company's ability to generate revenue primarily depends on its success in completing development and obtaining regulatory approvals for the commercialization of its stent technology. The Company's ability to obtain sufficient financing to continue the development of, and if successful, to commence the manufacture and sale of its products under development, if and when approved by the applicable regulatory agencies is uncertain. As a result of the foregoing, there exists substantial doubt about the Company's ability to continue as a going concern. These consolidated financials statements do not include any adjustments relating to the recoverability of the carrying amounts of the recorded assets or the amount of liabilities that might result from the outcome of this uncertainty.

MIV THERAPEUTICS INC.
(A development stage company)

Notes to Financial Statements
Year Ended May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)   Principle of Consolidation

               The accompanying consolidated financial statements include the accounts of MIV Therapeutics Inc. (incorporated in Nevada, USA), 90% of M-I Vascular Innovations, Inc. (incorporated in Delaware,
               USA), and its wholly-owned subsidiary, MIVI Technologies, Inc. (incorporated in Yukon, Canada). All significant inter-company transactions and balances have been eliminated.

         (b)   Basis of Presentation

               These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

         (c)   Development Stage

               The Company's activities have primarily consisted of establishing facilities, recruiting personnel, conducting research and development, developing business and financial plans and raising capital. Accordingly, the Company is considered to be in the development stage.

         (d)   Property and Equipment

               Property and equipment are recorded at cost and amortized as follows:

                     Furniture and fixtures          5 years straight-line basis
                     Computer equipment              3 years straight-line basis
                     Laboratory equipment            5 years straight-line basis
                     Leasehold improvements          Over term of lease

         (e)   Research and Development Costs

               Expenditures for research and development are expensed in the period incurred.

         (f)   Income Taxes

               The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS" No. 109, "ACCOUNTING FOR INCOME TAXES". Under SFAS No 109, differed income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

MIV THERAPEUTICS INC.
(A development stage company)

Notes to Financial Statements
Year Ended May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (g)   Foreign Currency Translation

               The Company's subsidiary's operations are located in Canada, and its functional currency is the Canadian dollar. The financial statements of the subsidiary have been translated using the current method whereby the assets and liabilities are translated at the year-end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Adjustments arising from the translation of the Company's subsidiary's financial statements are included as a separate component of shareholders' equity.

         (h)   Financial Instruments and Concentration of Credit Risk

               Fair value of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

               The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and amount due to and from related parties approximate their fair value because of the short-term nature of these instruments.

               Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

         (i)   Earnings (Loss) Per Share

               Basic earnings or loss per share is based on the weighted average number of common shares outstanding. Diluted earnings or loss per share is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic earnings/loss per share is computed by dividing net loss (numerator) applicable to common stockholders by the weighted average number of common shares outstanding (denominator) for the period. All earnings or loss per share amounts in the financial statements are basic earnings or loss per share, as defined by SFAS No 128, "EARNINGS PER SHARE." Diluted earnings or loss per share does not differ materially from basic earnings or loss per share for all periods presented. Convertible securities that could potentially dilute basic earnings (loss) per share in the future, such as warrants, were not included in the computation of diluted earnings (loss) per share because to do so would be antidilutive.

MIV THERAPEUTICS INC.
(A development stage company)

Notes to Financial Statements
Year Ended May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (j)   Stock-Based Compensation

               The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION" established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The company has elected to remain on its current method of accounting as described above, and has adopted the PRO FORMA disclosure requirements of SFAS No. 123.

         (k)   Comprehensive Loss

               Comprehensive loss includes all changes in equity during the year except those resulting from investments by, or distribution to, shareholders. The Company's comprehensive loss consists solely of net losses and foreign currency translation adjustment for the year.

         (l)   Cash and Cash Equivalents

               The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents with high credit quality financial institutions. The Company occasionally maintains balances in a financial institution beyond the insured amount. As at May 31, 2004, the Company had deposits of $1,974,530 beyond the insured amount.

         (m)   Long-Lived Assets

               Long-lived assets and certain identifiable intangibles to be held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company continuously evaluates the recoverability of its long-lived assets based on estimated future cash flows and the estimated liquidation value of such long-lived assets, and provides for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the long-lived assets. If impairment exists, an adjustment is made to write the asset down to its fair value and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market value, discounted cash flows, or internal and external appraisals, as applicable. Assets to be disposed of, when applicable, are carried at the lower of carrying value or estimated net realizable value.

MIV THERAPEUTICS INC.
(A development stage company)

Notes to Financial Statements
Year Ended May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (n)   Intangible Assets

               Effective June 1, 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". This statement requires that goodwill with an indefinite life are not amortized. Goodwill will be tested for impairment annually, and will be tested for impairment between annual tests if any events occur or circumstances change that would indicate that the carrying amount may be impaired. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated non-discounted cash flows used in determining the fair value of the assets. The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis.

         (o)   Use of Estimates

               The preparation of financial statements in conformity with generally accepted accounting principles in the United State of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Actual results could differ from those estimates.

         (p)   Reclassification

               Certain prior period amounts have been reclassified to conform to the current period presentation.

MIV THERAPEUTICS INC.
(A development stage company)

Notes to Financial Statements
Year Ended May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (q)   Recent Accounting Pronouncements

               The Financial Accounting Standards Board ("FASB") has issued the following pronouncements, none of which are expected to have a significant affect on the financial statements:

               In January 2003, the FASB released FASB Interpretation No. 46 ("FIN 46"), CONSOLIDATION OF VARIABLE INTEREST ENTITIES. FIN 46 requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company did not create a variable interest entity after January 31, 2003 and does not have a variable interest entity as May 31, 2004. The Company expects that the full adoption of FIN 46R in 2004 will not have a material impact on the Company's financial position or results of operations.

               In May 2003, the FASB issued SFAS No. 149, AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 does not have an impact on the Company's financial statements.

               In May 2003, the FASB issued SFAS No. 150, ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 30, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 does not have an impact on the Company's financial statements.

MIV THERAPEUTICS INC.
(A development stage company)

Notes to Financial Statements
Year Ended May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (q)   Recent Accounting Pronouncements (continued)

               In December 2003, the FASB issued SFAS No. 132(R), a revision to SFAS No. 132, "EMPLOYERS' DISCLOSURE ABOUT PENSIONS AND OTHER POST-RETIREMENT BENEFITS." SFAS No. 132(R) requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit post-retirement plans. SFAS No. 132(R) is effective for financial statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for fiscal years ending after June 15,2 004. The adoption of SFAS 132(R) does not have an impact on the Company's financial position or results of operations.

               In a December 11, 2003 speech at the American Institute of Certified Public Accountants the Securities and Exchange Commission ("SEC") expressed the opinion that rate-lock commitments represent written put options, and therefore should be valued as a liability. The SEC expressed that they expect registrants to disclose the effect on the financial statement of recognizing the rate-lock commitments as written put options, for quarters commencing after March 15, 2004. Additionally, the SEC recently issued Staff Accounting Bulletin (SAB) No. 105. SAB No. 105 clarifies the SEC's position that the inclusion of cash flows from servicing or ancillary income in the determination of the fair value of interest rate lock commitments is not appropriate. The adoption of SAB No. 105 does not have an impact on the Company's financial statements.

4.       INVESTMENT

         The investment represented 1,200,000 class A common share of Endovasc Ltd. and was disposed of for the settlement of a loan payable in fiscal year 2004 (see Note 5).

5.       LOAN PAYABLE

         The loan payable was secured by the investment in 1,200,000 class A common shares of Endovasc Ltd. The loan, bearing interest equal to the London Interbank offered rate plus 1% per annum, was repayable on December 30, 2005. Interest was payable semi-annually commencing on June 2, 2003.

         During the fiscal year 2004, the Company defaulted on the loan and the investment held as collateral was disposed of. As a result of a court order granted by the Supreme Court of British Columbia, the loan was deemed repaid in full and the Company recognized a gain on the settlement of debt totalling $462,249.

MIV THERAPEUTICS INC.
(A development stage company)

Notes to Financial Statements
Year Ended May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


6.       LICENSES

         (a) On May 17, 2002, the Company entered into a license agreement with Endovasc Ltd., Inc., which provides the Company with the exclusive license to use the technology known as "PRO stent" and "Liprostin/PRO stent", for consideration of $2,200,000. On May 23, 2003, the agreement was terminated. Cash payments totalling $342,280 had been made as at that date, of which $50,000 was allocated to investment in 1,000,000 Class A common shares of Endovac Ltd. Inc. acquired.

               During the year ended May 31, 2003, the Company recognized an impairment loss of $292,280.

         (b) On February 1, 2003, the Company entered into two license agreements with the University of British Columbia ("UBC") which provides the Company with the right to use, develop and sublicense coating technology for stents.

               In consideration of granting the licenses, the Company will pay UBC a royalty of 2.5% of revenue and a royalty ranging from 10% or 15% of sublicense revenue depending upon the sublicensed technology. In addition, various minimum annual royalties, maintenance fees and milestone payments are payable over the period of development. The Company issued 750,000 common shares to UBC as part of the consideration for the grant of the rights.

               The fair value of $187,500 of the 750,000 common shares issued has been recognized as an impairment loss during the year ended May 31, 2003.

         (c) On March 15, 2004, the Company entered into a collaborative research agreement with the UBC to continue with exploratory research on coating technology for stents for a period from April 1, 2004 to March 31, 2006. During the period of the agreement, various milestone payments will be made to UBC for the continuation of the research program, estimated to be approximately CDN$220,800. As at May 31, 2004, the Company has paid CDN$50,000 and expensed to research and development.

7.       PROPERTY AND EQUIPMENT

                                                    2004                 2003
                                 ------------------------------------ ----------
                                              Accumulated    Net book  Net book
                                     Cost     Amortization    value     value
         ----------------------- ----------- -------------- --------- ----------

         Furniture and fixtures   $  39,405  $      30,654  $  8,751  $  19,179
         Computer equipment         101,858         98,881     2,977      1,129
         Laboratory equipment       573,378        409,456   163,922    275,203
         Leasehold improvements      49,158         47,259     1,899     16,668
         ----------------------- ----------- -------------- --------- ----------
                                  $ 763,799  $     586,250  $177,549  $ 312,179
         ======================= =========== ============== ========= ==========

MIV THERAPEUTICS INC.
(A development stage company)

Notes to Financial Statements
Year Ended May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


8.       STOCKHOLDERS' EQUITY

         (a)   Common Stock

               (i) During the fiscal year ended May 31, 2004, a total of 586,203 Regulation S stock have been issued at a price range from $0.56 to $1.01 per share of which 426,203 was issued for cash for total net proceeds of $207,721 (net of agent's fees of 55,107 Regulation S stocks). 100,000 shares were issued to a consultant for services and 50,000 shares were issued as a loan as security for non-paid commissions.

               (ii) On June 18, 2003, the Company issued 1,398,411 common shares in connection with the M-I share exchange agreement. The shares of the Company were exchanged on a one for one basis (see Note 1).

               (iii) On June 26, 2003, the Company issued 657,592 Units, where
                    572,592 Units were at a price of $0.20 per Unit and 85,000 Units at $0.25 per Unit for total proceeds of $135,768. An additional 40,000 Units were issued as a finder's fee. Each Unit consists of one common share and one non-transferable stock purchase warrant. Of the total consideration, $92,312 was allocated to the common shares and $43,456 was allocated to the warrants. Each warrant entitles the holder to purchase one common share of the Company for $0.75 until June 26, 2004.

               (iv) On August 28, 2003, the Company issued 50,000 Units at a price of $0.20 per Unit for proceeds of $10,000. Each Unit consists of one common share and one non-transferable stock purchase warrant. Of the total consideration, $6,726 was allocated to the common shares and $3,274 was allocated to the warrants. Each warrant entitles the holder to purchase one common share of the Company for $0.75 until August 28, 2004.

               (v) On November 5, 2003, the Company issued 1,000,000 Units at a price of $0.35 per Unit for proceeds of $350,000. Each Unit consists of one common share and one non-transferable stock purchase warrant. Of the total consideration, $217,997 was allocated to the common shares and $132,003 was allocated to the warrants. Each warrant entitles the holder to purchase one common share of the Company for $0.75 until November 5, 2004, and thereafter for $1.00 until November 5, 2005.

               (vi) On January 14, 2004, the Company issued 71,429 Units at a price of $0.35 per Unit for proceeds of $25,000. Each Unit consists of one common share and one non-transferable stock purchase warrant. Of the total consideration, $14,356 was allocated to the common shares and $10,644 was allocated to the warrants. Each warrant entitles the holder to purchase one common share of the Company for $0.60 for a period of six months from the date of subscription, and thereafter for $0.75 for the next six months.

MIV THERAPEUTICS INC.
(A development stage company)

Notes to Financial Statements
Year Ended May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


8.       STOCKHOLDERS' EQUITY (continued)

         (a)   Common Stock (continued)

               (vii) On January 14, 2004, the Company issued 182,143 Units at a price of $0.35 per Unit for proceeds of $63,750. An additional 5,714 Units were issued as a finder's fee. Each Unit consists of one common share and one non-transferable stock purchase warrant. Of the total consideration, $40,806 was allocated to the common shares and $22,944 was allocated to the warrants. Each warrant entitles the holder to purchase one common share of the Company for $0.60 for a period of six months from the date of subscription, and thereafter for $0.75 for the next six months.

               (viii) On February 23, 2004, the Company issued 100,000 Units at a price of $0.35 per Unit for proceeds of $35,000. An additional 10,000 Units were issued as a finder's fee. Each Unit consists of one common share and one non-transferable stock purchase warrant. Of the total consideration, $24,608 was allocated to the common shares and $10,392 was allocated to the warrants. Each warrant entitles the holder to purchase one common share of the Company for $0.60 until August 1, 2004, and thereafter for $0.75 until February 1, 2005.

               (ix) On February 23, 2004, the Company issued 120,000 Units at a price of $0.35 per Unit for proceeds of $42,000. Each Unit consists of one common share and one non-transferable stock purchase warrant. Of the total consideration, $29,530 was allocated to the common shares and $12,470 was allocated to the warrants. Each warrant entitles the holder to purchase one common share of the Company for $0.60 until August 6, 2004, and thereafter for $0.75 until February 6, 2005.

               (x) On March 18, 2004 and April 23, 2004, the Company issued 5,194,444 and 1,555,554 Units, respectively, at a price of $0.45 per Unit for net proceeds of $2,311,723. Each Unit consists of one common share, one Series "A" and one Series "B" stock purchase warrants. One Series "A" share purchase warrants entitles the holder to acquire one-half of one common share (for a total of 3,374,999 shares) at a price $0.66 per share up to five years from date of issue. One Series "B" stock purchase warrants entitles the holder to acquire one-half of one common share (for a total of 3,374,999 shares) at a price of $0.66 per share up to six months from date of registration, and to acquire one-quarter of one common share (for a total of 1,687,498 shares) at a price of $0.75 per share up to six months from date of registration.

MIV THERAPEUTICS INC.
(A development stage company)

Notes to Financial Statements
Year Ended May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


8.       STOCKHOLDERS' EQUITY (continued)

         (a)   Common Stock (continued)

                    In consideration for completing the financing, the Company paid the Agent a cash commission of $338,876 (which is equal to 10% of the total proceeds including expenses) and issued 674,997 Agents Warrants Series "C", entitling the holder to acquire one common share at a price of $0.66 per share up to 5 years from the date of issue. The estimated fair value of the Agents Warrants was $386,900.

                    Of the net proceeds, $777,184 was allocated to the common shares and $1,534,539 was allocated to the warrants.

               (xi) During the year ended May 31, 2004, the Company issued an aggregate of 2,394,456 common shares for consulting, business development, legal services and research and development for a total value of $1,148,125.

               (xii) On July 11, 2003, the Company issued 100,000 common shares to a consultant in compliance with the Settlement Agreement dated June 5, 2003 for $12,000.

               (xiii) On July 11, 2003, the Company issued 50,000 common shares to a former consultant of the Company for stock options exercised at a price of $0.17 per share, for total proceeds of $8,500.

               (xiv) On March 18, 2004, the Company issued 50,000 common shares to a former director of the Company for stock options exercised at a price of $0.50 per share, for total proceeds of $25,000.

               (xv) On various dates from June to July 2003, the Company issued
                    1,000,000 shares pursuant to an exercise of stock purchase warrants at a price of $0.40 per share, for total proceeds of $400,000.

               (xvi) On May 7, 2004, the Company issued 500,000 common shares to an officer of the Company pursuant to an exercise of stock purchase warrants for total proceeds of $5,000 for acquisition of technology.

               (xvii) On May 14, 2004, the Company issued 600,000 common shares to a former consultant pursuant to an exercise of stock purchase warrants for total proceeds of $6,000 for services rendered in 2002 and 2003.

MIV THERAPEUTICS INC.
(A development stage company)

Notes to Financial Statements
Year Ended May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


8.       STOCKHOLDERS' EQUITY (continued)

         (b)   Warrants

               The following table summarizes information about the warrants issued by the Company:

                                                                        Weighted
                                                                        Average
                                                                        Exercise
                                                     Number of Shares    price
                                                     ----------------  ---------

                  Balance, May 31, 2002                    3,693,333       0.75

                  Issued - private placement               3,092,688       0.75
                  Issued - services rendered               3,550,000       0.36
                  Issued - share exchange agreement          381,800       0.75
                                                     ----------------  ---------

                  Balance, May 31, 2003                   10,717,821       0.62

                  Issued - private placement               2,181,164       0.75
                  Issued - finders' fees                      55,714       0.60
                  Issued - services rendered               3,375,000       0.40
                  Extended                                   381,800       0.75
                  Exercised                               (2,100,000)     (0.20)
                  Expired                                 (5,225,050)     (0.75)
                                                     ----------------  ---------

                  Balance, May 31, 2004                    9,386,449       0.60
                                                     ================  =========


               During the year ended May 31, 2004, the Company issued 3,375,000 warrants, with exercise prices ranging from $0.01 to $0.75 per share, to various consultants for services rendered to the Company. These warrants had a fair value of $814,798.

               During the year ended May 31, 2004, the board of directors approved an extension to the expiry date for 381,800 warrants outstanding from April 30, 2004 to April 30, 2005.

MIV THERAPEUTICS INC.
(A development stage company)

Notes to Financial Statements
Year Ended May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


8.       STOCKHOLDERS' EQUITY (continued)

         (c)   Stock Options

               The Company's incentive stock options plan provides for the grant of incentive stock options for up to 5,000,000 common shares to employees, consultants, officers and directors of the Company. Incentive benefits granted under the plan may be either incentive stock options, non-qualified stock options, stock awards, restricted shares or cash awards. Options are granted for a term not to exceed five years from the date of grant. Stock options granted generally vest over a period of two years.

               In fiscal year 2004, the Company granted an aggregate of 995,000 stock options; 795,000 to employees/directors of the Company and 200,000 to consultants. Each option entitles its holder to acquire one common share of the Company between $0.30 and $0.50 per share, being vested immediately and expires five years from date of grant.

               The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model assuming no dividend yield and the following weighted average assumptions for options granted:

                                                                2004       2003
                                                                ----       ----

                                    Risk-free interest rate      5.25%     5.25%
                                    Expected life (in years)   5 years   3 years
                                    Expected volatility        136.11%      195%

                  Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                  Compensation cost related to the stock options granted to consultants during the year ended May 31, 2004 was charged to operations at their fair value of $53,276 (2003 - $251,057).

MIV THERAPEUTICS INC.
(A development stage company)

Notes to Financial Statements
Year Ended May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


8.       STOCKHOLDERS' EQUITY (continued)

         (c)   Stock Options (continued)

               A summary of the weighted average fair value of stock options granted during the year ended May 31, 2004 is as follows:

               ---------------------------------------------------------------------------
                                                                        Weighted  Weighted
                                                                         Average   Average
                                                                        Exercise    Fair
                                                                          Price    Value
               ---------------------------------------------------------------------------
               Exercise price equals market price at grant date:
                                                                         $ 0.40    $ 0.40

               Exercise price greater than market price at grant date:   $ 0.50    $ 0.31

               Exercise price less than market price at grant date:      $ 0.30    $ 0.31
               ===========================================================================

               Summary of employee stock options information for the year ended May 31, 2004 is as follows:

               -----------------------------------------------------------------
                                                                       Weighted
                                                                       Average
                                                                       Exercise
                                                           Shares       Price
               -----------------------------------------------------------------

               Options outstanding, May 31, 2002           3,575,000      $0.68

               Options granted                             1,290,000       0.43
               Options cancelled                            (690,000)      1.07
               -----------------------------------------------------------------

               Options outstanding, May 31, 2003           4,175,000       0.53

               Options granted                               995,000       0.35
               Options exercised                            (100,000)    (0.335)
               Options cancelled                            (565,000)    (0.742)
               Options expired                              (250,000)    (0.668)
               -----------------------------------------------------------------

               Options outstanding, May 31, 2004           4,255,000       0.47
               =================================================================

MIV THERAPEUTICS INC.
(A development stage company)

Notes to Financial Statements
Year Ended May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


8.       STOCKHOLDERS' EQUITY (continued)

         (c)   Stock Options (continued)

               The following summarizes information about the stock options outstanding at May 31, 2004:


                      Options Outstanding and exercisable
                    ---------------------------------------
                                                 Weighted
                                                 Average
                                     Number     Remaining
                    Exercise           Of      Contractual
                    Price            Shares    Life (Years)
                    ---------------------------------------

                    $   0.17         900,000       2.95
                        0.21         500,000       3.89
                        0.30         670,000       4.45
                        0.40         125,000       4.95
                        0.50         550,000       3.28
                        0.55         650,000       3.50
                        1.00         860,000       1.74
                    ---------------------------------------

                    $   0.47       4,255,000       3.24
                    =======================================

               Had compensation expense for the Company's stock-based compensation plans been determined under SFAS No. 123, based on the fair market value at the grant dates, the Company's pro-forma net loss and pro-forma net loss per share would have been reflected as follows:

                  ----------------------------------------------------------------------
                                                                  2004         2003
                  ----------------------------------------------------------------------

                  Net loss, as reported                       $(3,471,891) $(3,173,410)
                    Add: Stock-based employee compensation
                    expense included in reported net income,
                    net of related tax effects                      6,700            -

                    Deduct: Total stock-based employee
                    compensation expense determined under
                    fair value based method for all awards,
                    net of related tax effects                   (226,962)    (168,437)
                  ----------------------------------------------------------------------

                  Pro-forma loss for the year                 $ 3,251,629) $(3,341,847)
                  ======================================================================

                  Pro-forma basic and diluted loss per share      (0.10)       (0.17)
                  ======================================================================

MIV THERAPEUTICS INC.
(A development stage company)

Notes to Financial Statements
Year Ended May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


9.       RELATED PARTY TRANSACTIONS

         The following services were provided by related parties. These transactions, recorded at fair market values were as follows:

         (a) During the year ended May 31, 2004, the Company paid or accrued $229,996 of management and consulting fees to two directors and officers of the Company.

         (b)   As at May 31, 2004, an amount of $13,585 (2003 - $134,178) was due to the Chief Executive Officer of the Company.

10.      INCOME TAXES

         The Company is subject to income taxes in the United States of America while its subsidiary is subject to income taxes in Canada. US federal net operating loss carryforwards of $9,490,000, if not utilized to offset taxable income in future periods, expire between 2021 and 2024, Canadian net operating loss carryforwards of $3,090,000, if not utilized to offset taxable income in future periods, expire between the years 2008 and 2014.

         Following is a reconciliation between expected income tax benefit and actual, using the applicable statutory income tax rates of 35% for the years ended May 31, 2004 and 2003:

                                                                  2004            2003
                                                               -----------    -----------

          Income tax benefit at statutory rate                 $(1,156,000)   $(1,117,000)
          Certain non-deductible expenses                          140,000        108,000
          Change in valuation allowance                          1,016,000      1,009,000
                                                               -----------    -----------

                                                               $       --     $       --
                                                               ===========    ===========

         The Company's total deferred tax asset is as follows:

                                                                  2004            2003
                                                               ---------------------------

          Tax benefit relating to net operating
             loss carryforwards
                                                               $ 4,402,000    $ 3,409,000
          Plant and equipment                                      151,000        151,000
          Valuation allowance                                   (4,553,000)    (3,560,000)
                                                               ---------------------------

                                                               $        --    $        --
                                                               ===========================

MIV THERAPEUTICS INC.
(A development stage company)

Notes to Financial Statements
Year Ended May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


11.      COMMITMENTS AND CONTINGENT LIABILITIES


         (a) The Company has obligations under a long-term premises lease for a period of five years from November 1, 2000. The future minimum rent payments are as follows:

                  2005                                               $  120,300
                  2006                                                   50,125
                  --------------------------------------------------------------

                                                                     $  170,425
                  ==============================================================

         (b) The Company placed 6,000,000 common stock to a financial custodian acting as trustee pursuant to a listing of the Company's shares on the Frankfurt Stock Exchange. The Company is conducting a Regulation S Offering through the facilities of the Berlin Stock Exchange to raise capital in mainly German speaking countries. Up to a maximum of 10,000,000 Regulation S stocks of the Company will be offered through the Exchange at a price of $0.50 to non-U.S. persons only. The trustee will receive a fee of 3% of the total value of the stocks held in trust to be paid in equal installments of 30,000 common shares per month over a ten month period, assuming the maximum offering is sold. The stocks may only be traded on German stock exchanges pursuant to Regulation S.

               As at May 31, 2004, 5,413,797 Regulation S stocks are held in trust by the financial custodian.

         (c) During the fiscal year 2004, the Company entered into a consulting agreement where the Company will:

               (a) pay a finder's fee of 25% of the capital raised through the sale of Regulation S stock;

               (b) issue 100,000 Regulation S stock (issued); and

               (c) loan 50,000 Regulation S stock as security for future non-paid commissions (issued).

MIV THERAPEUTICS INC.
(A development stage company)

Notes to Financial Statements
Year Ended May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


11.      COMMITMENTS AND CONTINGENT LIABILITIES (continued)

         (d) On November 18, 2002, a lawsuit against the Company was filed in the Supreme Court of British Columbia.

               The Statement of Claim arising from a Settlement Agreement, dated September 14, 2001, seeks the exchange of 3,192,399 shares of the Company for 3,192,399 shares in the capital of the Company's subsidiary or, alternatively, damages and costs.

               The Company and Vascular attended a court hearing in chambers on April 16, 17 and 25, 2003 on a summary trial application by the Plaintiff for an Order for a declaration of specific performance that the Plaintiff is entitled to an exchange of 3,192,399 common shares of Vascular for 3,192,399 common shares of the Company pursuant to the Settlement Agreement entered into on September 14, 2001. The Plaintiff was granted the relief he sought at the summary trial and the Company was ordered to perform the share exchange. The Company has appealed the decision to the British Columbia Court of Appeal and the appeal hearing has been set on September 7, 2004.

               On May 16, 2003, the Company delivered a Take-Over Bid Circular (the "Circular") to the Plaintiff, offering to exchange his common shares in Vascular for shares in the Company pursuant to British Columbia securities laws and regulations. In late May 2003, after the judgement was received, the Company asked the Plaintiff to submit his Vascular share certificates and fill in the required forms pursuant to the Circular, so that the Company could comply with the judgement and exchange his shares in accordance with British Columbia securities laws and regulations. The Plaintiff refused to submit his share certificates and, to date, the Company has not completed a share exchange of his 3,192,399 Vascular shares.

               In a counterclaim in the Supreme Court of British Columbia, the Company continues to dispute the Plaintiff's entitlement to the 3,192,399 Vascular shares and any Company shares that he may receive pursuant to court order.

               Management currently believes that it will be successful in defending against the claims. However, if the Company is unsuccessful in its defense, it could be required to issue 3,192,399 common shares to the claimant.

               The outcome of this contingency cannot be determined at this time.

MIV THERAPEUTICS INC.
(A development stage company)

Notes to Financial Statements
Year Ended May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


11.      COMMITMENTS AND CONTINGENT LIABILITIES (continued)

         (e) On February 16, 2004, the Company received a letter from a creditor's legal counsel demanding payment of alleged consulting fees in arrears. Furthermore, the creditor claimed that the consulting agreement was terminated without cause and the Company is liable for an additional Cdn$330,000 in fees relating to the consulting agreement. The Company has counter-offered to settle the current outstanding balance in accounts payable and to negate all other claims. The outcome of this contingent liability cannot be determined at this time.

         (f) In fiscal year 2004, the Company wrote off $112,348 of accounts payable and accrued liabilities. In management's opinion, it has been determined that these amounts do not represent valid liabilities as they have been long outstanding and no claims for them have been received for more than two years. Until such unlikely time a claim is put forward for these amounts, the Company has written them off.

12.      GENERAL AND ADMINISTRATIVE EXPENSES

         General and administrative expenses comprise the following:

                                                                  2004        2003
                                                                ----------------------

         Legal                                                  $ 146,311  $  238,490
         Public relations, financing and corporate development    772,493     205,551
         Management fees                                          229,996     228,760
         Consulting                                               856,692     744,814
         Bad debt                                                 160,000          --
         Operating expenses                                       425,287     345,077
                                                                ----------------------

                                                                $          $1,762,692
                                                                ======================

MIV THERAPEUTICS INC.
(A development stage company)

Notes to Financial Statements
Year Ended May 31, 2004
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


13.      SUBSEQUENT EVENTS

         (a) On June 3, 2004, the Company issued 11,295 common shares at a value of $5,873 for advanced scientific research consulting services.

         (b) On June 9, 2004, the Company issued 10,000 units at a value of $0.35 per unit as finder's fee for a subscription received on February 6, 2004. Each unit consists of one common share and one non-transferable share purchase warrant to purchase an additional share for $0.60 until August 1, 2004, and thereafter for $0.75 until February 1, 2005.

         (c) On July 6, 2004, the Company issued 16,756 common shares at a value of $6,032 for advanced scientific research consulting services.

         (d) On July 13, 2004, the Company entered into a Settlement Agreement ("Agreement") to cancel shares and warrants issued pursuant to an Investment Banking Agreement dated April 15, 2003 and a Warrant Agreement dated June 9, 2003. The Agreement was signed by both parties concerned on July 9, 2004. Pursuant to the Agreement, common shares of 65,217 and warrants totaling 1,400,000 are cancelled.

         (e) Subsequent to the fiscal year end, the Company entered into a Contractor Agreement with an unrelated party to perform a 28-day study in porcine coronary arteries for an estimated cost of US$48,348, of which 50% have been paid with the remaining balance to be paid upon completion of the study.

         (f) Subsequent to the fiscal year end, the Company is in the final stages of entering into a Agreement to acquire a medical device technology company in Israel. The agreement has not been finalized.